[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

May 3, 2018

VIA COURIER AND EDGAR

Re:	CorePoint Lodging Inc.
Amend No. 3 to Registration Statement on Form 10
Filed April 25, 2018
File No. 001-38168

Coy Garrison, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

On behalf of CorePoint Lodging Inc. (“CorePoint Lodging”), we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), marked to show changes from Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement as filed on April 25, 2018. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comments set forth in your letter, dated May 2, 2018, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by CorePoint Lodging. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 4.

Exhibit 99.1

Summary, page 1

1.	We note you have provided Adjusted EBITDA on a pro forma basis. Please revise your filing to provide a reconciliation of Adjusted EBITDA to pro forma net income.

CorePoint Lodging has revised the disclosure on pages 30 and 31 to provide a reconciliation of Adjusted EBITDA on a pro forma basis to pro forma net income.

Unaudited Pro Forma Consolidated Financial Statements, pages 98 to 107

2.	We note your revision to your adjustment amounts for franchise and other fee-based revenues in the discontinued operations and intercompany fees columns. Please tell us how you determined it was appropriate to gross up the revenue included in discontinued operations for intercompany revenue, as such revenue does not appear to have been reflected in the LQH historical balance. In this regard, it would appear that the column for intercompany fees should not reflect an adjustment in the row for franchise and other fee-based revenues. Please revise or advise.

CorePoint Lodging respectfully acknowledges the Staff’s comment. In response to the Staff’s comment #2 in its letter dated April 20, 2018, regarding the impact of adjustment (d) to general and administrative expenses, CorePoint Lodging revised the presentation of discontinued operations and intercompany fees in the pro forma statements of operations and the disclosure in adjustment (d) in order to reflect general and administrative expenses that have historically been eliminated in consolidation and, as a result, are not reflected within the LQH historical balance. Following this revision, the adjustments to general and administrative expenses within the discontinued operations column include the historical fees paid by CorePoint Lodging to LQH, as outlined in note (d) on page

106. These amounts related to historical fees paid by CorePoint Lodging to LQH were then offset through an adjustment within the intercompany fees column. Given this presentation and, as these amounts have historically been revenues to LQH, CorePoint Lodging believes it is appropriate to reflect related amounts within the discontinued operations and intercompany adjustments to franchise and other fee-based revenues in order to appropriately present the impact to net income from the adjustments in each of the discontinued operations and intercompany fees columns.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,
/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission
Howard Efron
Jennifer Monick
Rahul K. Patel, Esq.

CorePoint Lodging Inc.
Mark M. Chloupek, Esq.

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